Contact

www.linkedin.com/in/akramjagirdar
(LinkedIn)

Top Skills

Business Analysis
Financial Analysis
Operations Management

Akram Jagirdar

Co-founder and COO at Musaffa | Ex-COO at Aghaz Investments | Ex-Wahed Invest
United Arab Emirates

Experience

Musaffa
Co-founder and COO
November 2021 - Present (2 years 3 months)

Aghaz Investments
Chief Operating Officer
January 2021 - November 2021 (11 months)
United States

Zasnova Healthcare - HealthyAlways
Founder & Managing Director
July 2018 - December 2020 (2 years 6 months)

Wahed Inc.
Global Head of Operations and Business Development
March 2016 - April 2018 (2 years 2 months)
Dubai, United Arab Emirates

Anand Rathi Shares and Stock Brokers Ltd
Summer Intern
April 2015 - June 2015 (3 months)

Edelweiss Broking Ltd.
Wealth Management Advisor
November 2013 - July 2014 (9 months)

Education

Jamnalal Bajaj Institute of Management Studies
Master’s Degree, Finance · (2014 - 2016)

Smt Mithibai Motiram Kundnani College of Commerce and Economics 32nd Road Bandra Mumbai 400 050

Bachelor’s Degree, Financial Accounting · (2010 - 2013)